UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40405

JIUZI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

This Amendment No. 1 to Current Report on Form 6-K/A (the “6-K Amendment”) is being filed to amend the Current Report on Form 6-K of Jiuzi Holdings Inc. (the “Company”) filed on October 2, 2025 (the “Original 6-K”). The Original 6-K included disclosure with respect to two extraordinary general meetings of shareholders of the Company. This 6-K Amendment amends and restates the Original 6-K in order to update the date of the meetings and amend the ratio of the proposed reverse stock split in Exhibits and 3.1 and 99.2, respectively.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Phase I Extraordinary General Meeting of Shareholders of Jiuzi Holdings Inc. (the “Registrant” or the “Company”) (the “Phase I Meeting”) will be held on October 24, 2025, followed by the Phase II Extraordinary General Meeting of the Company (the “Phase II Meeting,” together with the Phase I Meeting, the “Meetings”). Shareholders of record who hold ordinary shares, par value $0.00195 per share, of the Company at the close of business on September 24, 2025, will be entitled to notice of and to vote at the Meetings and any postponements or adjournments thereof.

In connection with the Meetings, the Company hereby furnishes the following documents:

Attached as Exhibit 99.1 to this Report is the Notice of the Meeting for the Phase I Meeting, together with the Form of Proxy Card for use in connection with the Phase I Meeting.

Attached as Exhibit 99.2 to this Report is the Notice of the Meeting for the Phase II Meeting, together with the Form of Proxy Card for use in connection with the Phase II Meeting.

Attached as Exhibit 3.1 to this Report is the proposed Sixth Amended and Restated Memorandum and Articles of Association, to be voted on at the Phase II Meeting.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Proposed Sixth Amended and Restated Memorandum and Articles of Association
99.1	Notice of 2025 Phase I Extraordinary General Meeting of Shareholders
99.2	Notice of 2025 Phase II Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2025	Jiuzi Holdings Inc.

	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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